UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT OF THE MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 21ST, 2022

1. Date, Time and Place: On February 21st, 2022, at 04:00 p.m, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the Management Report and the Financial Statements and Explanatory Notes for the period ended December 31, 2021; (ii) Analysis and decision on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1       Analysis and deliberation on the Management Report and the Financial Statements and Explanatory Notes for the period ended December 31, 2021: Ms. Daniela Sabbag, the Company's Chief Financial Officer, presented the Management Report and the Financial

Statements and Explanatory Notes for the year ended December 31, 2021. After the debates, the members of the Board of Directors, pursuant to the analysis carried out by the Financial Committee, of the unqualified report of the Independent Auditors, the favorable recommendation of the Audit Committee and the favorable opinion, by majority, of the Fiscal Council, resolved to approve the Company's Financial Statements for the year ended December 31, 2021, accompanied by the Management Reports, the Audit Committee, the Independent Auditors. They also authorized the Company's Executive Board to take all necessary measures for the disclosure of the Financial Statements hereby approved by means of remittance to the Securities and Exchange Commission - CVM, to B3 SA - Brasil, Bolsa, Balcão and to the SEC - Securities and Exchange Commission ; and

5.2       Analysis and decision on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Serie B6, B7 and B8 of the Compensation Plan, and to Serie C5, C6, C7 and C8 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$1,392,469.64 (one million, three hundred ninety-two thousand, four hundred sixty-nine reais and sixty-four cents), by means of the issuance of 239,755 (two hundred, thirty-nine thousand, seven hundred and fifty-five) common shares, as follows:

(i) 28,105 (twenty-eight thousand, one hundred and five) common shares, at the issuance price of R$9.44 (nine reais and forty-four cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$265,311.20 (two hundred sixty-five thousand, three hundred eleven reais and twenty cents), due to the exercise of options from Series C5; (ii) 30,604 (thirty thousand, six hundred and four) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$306.04 (three hundred and six reais and four cents), due to the exercise of options from Series B6; (iii) 42,210 (forty-two thousand, two hundred and ten) common shares, at the issuance price of R$10.65 (ten reais and sixty-five cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$449,536.50 (four hundred forty-nine thousand, five hundred thirty-six reais and fifty cents), due to the exercise of options from Series C6; (iv) 51,269 (fifty-one thousand, two hundred and sixty-nine) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$512.69 (five hundred and twelve reais and sixty-nine cents), due to the exercise of options from Series B7; (v) 70,714 (seventy thousand, seven hundred and fourteen) common shares, at the issuance price of R$7.72 (seven reais and seventy-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$545,912.08 (five hundred forty-five thousand, nine hundred and twelve reais and eight cents), due to the exercise of options from Series C7; (vi) 7,083 (seven thousand and eighty-three) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$70.83 (seventy reais and eighty-three cents), due to the exercise of options from Series B8; (vii) 9,770 (nine thousand, seven hundred and seventy), at the issuance price of R$13.39 (thirteen reais and thirty-nine cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$130,820.30 (one hundred thirty thousand, eight hundred twenty reais and thirty cents), due to the exercise of options from Series C8.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$787,924,407.90 (seven hundred eight-seven million, nine hundred twenty-four thousand, four hundred seven reais and ninety cents) to R$789,316,877.54 (seven hundred eight-nine million, three hundred sixteen thousand, eight hundred seventy-seven reais and fifty-four cents), fully subscribed and paid for, divided into 1,346,914,232 (one billion, three hundred and forty-six million, nine hundred and fourteen thousand, two hundred and thirty-two) common shares with no par value.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, February 21st, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, February 21st, 2022.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.